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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)1/


                         Friendly Ice Cream Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                358497 10 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                  |_| Rule 13d-1(b)

                  |_| Rule 13d-1(c)

                  |X| Rule 13d-1(d)


----------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 358497 10 5                    13G               Page 2 of 5 Pages
----------------------                                    --------------------


   1     NAME OF REPORTING PERSONS
         Donald N. Smith

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [ ]

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


      NUMBER OF               5       SOLE VOTING POWER
        SHARES                        687,551
     BENEFICIALLY
       OWNED BY               6       SHARED VOTING POWER
         EACH                         0
      REPORTING
     PERSON WITH              7       SOLE DISPOSITIVE POWER
                                      687,551

                              8       SHARED DISPOSITIVE POWER
                                      0

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             687,551

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*                                             [ ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             9.3%

    12       TYPE OF REPORTING PERSON*
             IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                           Page 3 of 5 Pages

Item 1(a).    Name of Issuer:
              Friendly Ice Cream Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:
              1855 Boston Road
              Wilbraham, MA 01095

Item 2(a).    Name of Person Filing:
              Donald N. Smith

Item 2(b).    Address of Principal Business Office or, if None, Residence:
              1 Pierce Place
              Suite 100 East
              Itasca, Illinois 60143

Item 2(c).    Citizenship:
              United States

Item 2(d).    Title of Class of Securities:
              Common Stock $0.01 par value per share

Item 2(e).    CUSIP Number:
              358497 10 5

Item 3. If This Statement if Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)      [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)      [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).






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                                                            Page 4 of 5 Pages


Item 4.       Ownership.
              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a)  Amount beneficially owned:
                   687,551

              (b)  Percent of class:
                   9.3%

              (c)  Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote
                         687,551

                   (ii)   Shared power to vote or to direct the vote 0

                   (iii) Sole power to dispose or to direct the disposition of
                         687,551

                   (iv)  Shared power to dispose or to direct the disposition of 0

Item 5.       Ownership of Five Percent or Less of a Class.
              Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
              Not Applicable.

Item 8.       Identification and Classification of Members of the Group.
              Not Applicable.

Item 9.       Notice of Dissolution of Group.
              Not Applicable.

Item 10.      Certifications.
              Not Applicable.




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                                                           Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Dated:  March 21,2001


                                      /s/ Donald N. Smith
                                     ------------------------------
                                     Donald N. Smith